Exhibit 19.1
ENHABIT, INC. INSIDER TRADING POLICY
(as amended and restated February 19, 2025)

1.Purpose and Scope. This Insider Trading Policy (this “Policy”) provides guidelines with respect to transactions in the securities of Enhabit, Inc., a Delaware corporation (including its direct and indirect subsidiaries, the “Company” or “Enhabit”). The Company has adopted this Policy to promote compliance with applicable laws that prohibit certain persons who are aware of material nonpublic information (as defined below) about a company from: (i) trading in securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.
2.Persons Covered under this Policy.
a.This Policy applies to all employees, officers and directors of the Company and its subsidiaries. This Policy also applies to certain family members of persons covered by this Policy-- specifically, their spouses, any minor child or minor step-child, and any other family member who lives in their households or who lives elsewhere but whose transactions are directed by or are subject to their influence or control (e.g., parents or adult children who consult with persons covered by this Policy before they trade in Enhabit stock) (“Family Members”). For purposes of this Policy, Family Members may include a person’s parent, step-parent, grandparent, grandchild, sibling, mother- or father-in law, son- or daughter-in-law, and brother- or sister-in law. This Policy also applies to any entities controlled by individuals subject to the Policy, including any corporations, partnerships or trusts, and transactions by these entities should be treated for the purposes of this Policy and applicable securities laws as if they were for the individual’s own account.
b.This Policy includes certain requirements that apply only to directors and executive officers (collectively called “Section 16 Persons”), and to certain other designated individuals called “Other Insiders” whom the Company has determined are likely to have access to the Company’s non-public quarterly financial information. The Company will periodically update its list of Section 16 Persons and Other Insiders, and will notify affected individuals when they have been added to or removed from the list.
3.Prohibition Against Trading on Material Nonpublic Information. During the course of your service at Enhabit, you may become aware of material nonpublic information. If you are aware of material nonpublic information regarding Enhabit, you are prohibited from trading in Enhabit stock or derivative securities relating to Enhabit stock, unless such trade is made pursuant to a properly qualified, adopted and approved Rule 10b5-1 trading plan. Rule 10b5-1 trading plans are discussed in Section 5 of this Policy.
a.Material. It is difficult to describe exhaustively what constitutes “material” information, but you should assume that any information, positive or negative, which might be of significance to an investor, as part of the total mix of available information, in determining whether to purchase, sell or hold Enhabit stock would be material. Information may be significant for this purpose even if it would not alone determine the investor’s decision. Examples include:
•earnings and related financial performance information and operating results
•internal financial information which departs in any way from what the market would expect
•significant changes in volumes, market share, payor-mix, strategic plans, or liquidity
•an important financing transaction
•stock splits or other transactions relating to Enhabit stock
•mergers, tender offers or acquisitions of other companies, or major purchases or sales of assets
•changes in senior management
•sales or purchases by Enhabit of its own stock
•major litigation

•major transactions with other companies, such as joint ventures or Medicare Advantage contracts
•a major cybersecurity incident
Note that this list is merely illustrative and not exhaustive.
b.Nonpublic. “Nonpublic” information is any information which has not yet been disclosed generally to the marketplace. Information received about a company under circumstances which indicate that it is not yet in general circulation should be considered nonpublic. As a rule, you should be able to point to some fact to show that the information is generally available.
c.Trading Day. “Trading Day” shall mean any day on which the New York Stock Exchange is open for trading. Even after nonpublic information has been disclosed generally to the marketplace—for example, by the Company issuing a press release—at least one full Trading Day must elapse after the day the information has been generally disclosed before you can trade in Enhabit stock. For example, if Enhabit issues a press release containing material information at 1:00 p.m. on a Tuesday, and the New York Stock Exchange is open for trading on Wednesday, persons subject to this Policy shall not be permitted to trade in Enhabit stock until Thursday. If Enhabit issues a press release containing material information at 6:00 p.m. on a Friday, and the New York Stock Exchange is open for trading on Monday, persons subject to this Policy shall not be permitted to trade in Enhabit stock until Tuesday.
d.You also are prohibited from giving “tips” on material nonpublic information. That means you shall not, directly or indirectly, disclose material nonpublic information to any other person, including without limitation Family Members, that could inform their trades in Enhabit stock or derivative securities relating to Enhabit stock.
e.Furthermore, if you learn material nonpublic information about another company with which Enhabit does business, such as a supplier, customer or joint venture partner, or you learn that Enhabit is planning a major transaction with another company (such as an acquisition), you must not (i) “tip” or disclose the material nonpublic information to anyone or (ii) trade in the securities of the other company until such information has been made public for at least one full Trading Day.
f.This means, if you are aware of material nonpublic information, you must forego a transaction in Enhabit stock or the securities of another company even though
•you planned the transaction before learning of the material nonpublic information,
•you may lose money or a potential profit by not completing the transaction, or
•the transaction may be necessary or seem justifiable for independent reasons (including a need to raise money for a personal financial reason).
Remember that anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how your transaction may be construed by enforcement authorities and others in hindsight.
4.Trading Blackout Periods.
(a)Quarterly Recurring Blackout. Section 16 Persons and Other Insiders and their Family Members may only trade Enhabit stock during the period commencing one full Trading Day following a release of Enhabit’s quarterly results, and ending at the close of business on the 15th calendar day of the third month of each quarter (provided that if the 15th calendar day is a Saturday, Sunday or weekday on which the New York Stock Exchange is closed for trading, the trading widow will close at the close of business on the immediately preceding Trading Day). Nonetheless, as mentioned above, no trade of Enhabit stock may be made during these periods if the person covered by this Policy possesses material nonpublic information.
(b)Special Blackout. From time to time, upon prior notice to the persons affected, the Company may impose event-specific special blackout periods during which other specific individuals are prohibited from trading in Enhabit stock~~.~~ The fact of the special blackout period and the identity of persons affected by it shall be kept confidential and shall not be disclosed to others not subject to it.

The trading restrictions set forth in this Section 4 do not apply to any trades made pursuant to properly qualified, adopted and approved Rule 10b5-1 trading plans.
5.Rule 10b5-1 Trading Plans.
(a)Rule 10b5-1 under the Securities Exchange Act of 1934 provides an affirmative defense against a claim of insider trading if an insider’s trades are made pursuant to a written plan that was adopted in good faith at a time when the insider was not aware of material nonpublic information. It is the Company’s policy that employees and directors may make trades pursuant to a Rule 10b5-1 plan provided that (i) such plan meets the requirements of Rule 10b5-1, (ii) such plan was adopted at a time when the employee or director would otherwise have been able to trade under Sections 3 and 4 of this Policy and (iii) adoption of the plan was expressly authorized by the Company’s General Counsel or by his or her designee. No trade under a Rule 10b5-1 plan may be triggered earlier than the later to occur of (x) 90 days after the date the Rule 10b5-1 plan is executed, or (y) 2 business days after the filing of the Company’s Form 10-Q (or Form 10-K for any plan executed during the fourth fiscal quarter) for the fiscal quarter in which the plan was executed, up to a maximum of 120 days after the date the plan is executed. In addition, any Rule 10b5-1 plan must be (I) the sole outstanding Rule 10b5-1 plan for such insider, unless an exception is approved in advance by the Company’s General Counsel, after evaluating whether any such additional plan would be permitted by Rule 10b5-1, and (II) if such Rule 10b5-1 plan is a single-trade plan, the sole single-trade plan within any consecutive 12-month period. Note that trades made pursuant to Rule 10b5-1 plans by Section 16 Persons must still be reported to the General Counsel pursuant Section 6(b) below.
(b)Outside of blackout periods and subject to this Policy, trades differing from trading plan instructions that are already in place are allowed as long as the trading plan continues to be followed.
6.Additional Restrictions and Obligations for Directors and Officers.
(a)Pre-clearance. In addition to complying with the prohibition on trading during scheduled and event-specific special blackout periods, Section 16 Persons must first obtain pre-clearance from the Company’s General Counsel or his or her designee in the Legal Department before engaging in any transaction in Enhabit stock. A request for pre-clearance should be submitted to the General Counsel at least 48 hours in advance of the proposed transaction in a form prescribed by the General Counsel. If the General Counsel seeks pre-clearance, he or she shall request it from the Chief Executive Officer in consultation with counsel. If a proposed transaction receives pre-clearance, the pre-cleared trade must be effected no later than the close of the third Trading Day after the date of receipt of pre-clearance. If the requesting person becomes aware of material nonpublic information before the trade is executed, the pre-clearance is void and the trade must not be completed. Transactions not effected within the time limit become subject to pre-clearance again. If a requesting person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Enhabit stock and should not inform any other person of the restriction.
(b)Reporting Trades and Short Swing Liability. Section 16 Persons must also comply with the reporting obligations and limitations on short-swing profit transactions set forth in federal securities laws. Section 16 Persons must report the purchase or sale of Enhabit stock to the Company’s General Counsel as soon as reasonably practical but no later than one day after any such transaction. Section 16 Persons may be required to disgorge to the Company all profits of purchases and sales that occurred within the same six- month period, whether or not such individual had knowledge of any material nonpublic information. For this reason, it is important that Section 16 Persons contact the General Counsel prior to any trade in Enhabit stock. Your adherence to this Policy is vital to your protection as well as Enhabit’s.
7.Transactions Under Company Plans. This Policy does not apply in the case of the following transactions, except as specifically noted:
(a)Restricted Stock Awards. This Policy does not apply to the acquisition of shares of common stock upon vesting of restricted stock or the exercise of a tax withholding right pursuant to which the Company withholds shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of vested shares of restricted stock.
(b)Stock Option Exercises. This Policy does not apply to the exercise of stock options acquired pursuant to the Company’s plans or to the exercise of a tax withholding right pursuant to which the Company withholds shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
(c)Other Similar Transactions. Any other purchase of Enhabit stock from the Company or sales of Enhabit stock to the Company are not subject to this Policy.
8.Gifts of Enhabit Stock. All persons subject to this Policy must make gifts of Enhabit stock only at times when they could transact in Enhabit stock in compliance with this Policy. Any person subject to this Policy wishing to make a gift of Enhabit stock is also subject to the trading blackout periods and pre-clearance requirements referenced above.
9.Prohibition Against Short Sales. You and your Family Members may not, under any circumstances, trade options for, or sell “short,” Enhabit stock.
10.Prohibition Against Hedging Transactions. Hedging transactions may insulate you from upside or downside price movement in Enhabit stock which can result in the perception that you no longer have the same interests as the Company’s other stockholders. Accordingly, you and your Family Members may not enter into hedging or monetization transactions such as zero-cost collars, equity swaps, exchange funds, forward sale contracts, or similar arrangements with respect to Enhabit stock, including the purchase or sale of puts or calls or the use of any other derivative instruments.
11.Margin Accounts and Pledging. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. A margin or foreclosure sale that occurs when you are aware of material nonpublic information may, under some circumstances, result in unlawful insider trading. Because of this danger, you and your Family Members may not hold Enhabit stock in a margin account nor pledge Enhabit stock as collateral for a loan.
12.Policy Interpretations and Amendments. The General Counsel is responsible for interpreting and updating this Policy as required.
13.Company Transactions. From time to time, the Company may engage in transactions in its own securities. It is the Company’s policy to comply with all applicable securities and state laws (including appropriate approvals by the Board of Directors or appropriate committee, if required) when engaging in transactions of its securities.
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THESE ARE VERY SERIOUS MATTERS. INSIDER TRADING IS ILLEGAL AND CAN RESULT IN JAIL SENTENCES AS WELL AS CIVIL PENALTIES, INCLUDING TRIPLE DAMAGES. EMPLOYEES WHO VIOLATE THIS POLICY MAY BE SUBJECT TO DISCIPLINARY ACTION BY THE COMPANY, INCLUDING DISMISSAL FOR CAUSE. IF YOU HAVE ANY QUESTION OR DOUBT ABOUT THE APPLICABILITY OR INTERPRETATION OF THIS POLICY OR THE PROPRIETY OF ANY DESIRED ACTION, PLEASE SEEK CLARIFICATION FROM OUR GENERAL COUNSEL. DO NOT TRY TO RESOLVE UNCERTAINTIES ON YOUR OWN.